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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                          SCIENTIFIC GAMES CORPORATION
                        ---------------------------------
                                (Name of Issuer)


                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
               ---------------------------------------------------
                         (Title of Class of Securities)

                                  0533223 10 1
                                ----------------
                                 (CUSIP Number)

                                BARRY F. SCHWARTZ
                               MAFCO HOLDINGS INC.
                               35 EAST 62ND STREET
                            NEW YORK, NEW YORK 10021
                                 (212) 572-8600

          ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 AUGUST 3, 2004
           -----------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].


                         (Continued on following pages)

                               (Page 1 of 6 Pages)

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

                                  SCHEDULE 13D

----------------------------                             -----------------------
   CUSIP No. 0533223 10 1                                   Page 2 of 6 Pages
----------------------------                             -----------------------

------------- ----- ------------------------------------------------------------
     1              NAME OF REPORTING PERSON
                    MAFCO HOLDINGS INC.
------------- ----- ------------------------------------------------------------
     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |_|
                                                                       (b) |X|
------------- ----- ------------------------------------------------------------
     3              SEC USE ONLY                                           |_|
------------- ----- ------------------------------------------------------------
     4              SOURCE OF FUNDS
                             BK, WC
------------- ----- ------------------------------------------------------------
     5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|
------------- ----- ------------------------------------------------------------
     6              CITIZENSHIP OR PLACE OF ORGANIZATION
                             DELAWARE
------------- ----- ------------------------------------------------------------
                      7     SOLE VOTING POWER
                                     21,915,089
    NUMBER OF
                    ------- ----------------------------------------------------
                      8     SHARED VOTING POWER
      SHARES
                                     -0-
   BENEFICIALLY
                    ------- ----------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
     OWNED BY
                                     21,915,089
       EACH
                    ------- ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    REPORTING
                                     -0-
   PERSON WITH
------------------- ------- ----------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     21,915,089
------------------- ------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                         |_|
------------------- ------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             25.8%*
------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                             CO
------------------- ------------------------------------------------------------
         *  See item 5.
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

                                  SCHEDULE 13D

----------------------------                             -----------------------
   CUSIP No. 0533223 10 1                                   Page 3 of 6 Pages
----------------------------                             -----------------------

------------- ----- ------------------------------------------------------------
     1              NAME OF REPORTING PERSON
                    SGMS ACQUISITION CORPORATION
------------- ----- ------------------------------------------------------------
     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |_|
                                                                       (b) |X|
------------- ----- ------------------------------------------------------------
     3              SEC USE ONLY                                           |_|
------------- ----- ------------------------------------------------------------
     4              SOURCE OF FUNDS
                             BK, WC
------------- ----- ------------------------------------------------------------
     5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|
------------- ----- ------------------------------------------------------------
     6              CITIZENSHIP OR PLACE OF ORGANIZATION
                             DELAWARE
------------- ----- ------------------------------------------------------------
                      7     SOLE VOTING POWER
                                     21,915,089
    NUMBER OF
                    ------- ----------------------------------------------------
                      8     SHARED VOTING POWER
      SHARES
                                     -0-
   BENEFICIALLY
                    ------- ----------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
     OWNED BY
                                     21,915,089
       EACH
                    ------- ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    REPORTING
                                     -0-
   PERSON WITH
------------------- ------- ----------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     21,915,089
------------------- ------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                         |_|
------------------- ------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             25.8%*
------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                             CO
------------------- ------------------------------------------------------------
*  See item 5.

ITEM 1:  SECURITY AND ISSUER

     This Amendment No. 1 to the statement on Schedule 13D originally filed on November 26, 2003 relates to the Class A common stock, par value $0.01 per share ("Common Stock"), of Scientific Games Corporation, a Delaware corporation (the "Issuer").

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby amended by inserting the following immediately after the last paragraph thereof:

     On August 4, 2004, following the Conversion (as defined in Item 5), SGMS Acquisition Corporation ("SAC"), a wholly-owned subsidiary of Mafco Holdings Inc., increased the amount of Common Stock pledged to each of Bank of America and HSBC in connection with certain loan transactions.

ITEM 4:  PURPOSE OF TRANSACTION

     Item 4 is hereby amended by inserting the following immediately after the last paragraph thereof:

     SAC elected to effect the Conversion in view of the fact that under the terms of the Series A Certificate, the Issuer would otherwise have had the right, beginning on or about August 21, 2004, to redeem all of the Series A Shares for 105% of the liquidation preference of those shares, which was approximately 34% of the market value of the Common Stock underlying the Series A Shares at the time of conversion. The Conversion will not affect SAC's right to designate up to four members of the Issuer's board of directors and to approve certain significant corporate transactions. SAC has no current intention of reducing its investment in the Issuer.

ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended by inserting the following immediately after the penultimate paragraph thereof:

     On August 3, 2004, SAC converted all of its 1,218,479 Series A Shares into 21,915,089 shares of Common Stock pursuant to the terms of the Series A Certificate (the "Conversion"). Concurrently with the Conversion, the Issuer redeemed all of SAC's 1,097.664 Series B Shares pursuant to the terms of the Series B Certificate for an aggregate redemption price of $1,097.67.

     According to the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, there were, as of May 7, 2004, 63,168,281 shares of Common Stock issued and outstanding. Based on the foregoing, immediately following the Conversion, SAC had sole voting power and sole dispositive power over 25.8% of the Common Stock.

     On August 5, 2004, Howard Gittis purchased 10,000 shares of Common Stock and Barry Schwartz purchased 5,000 shares of Common Stock, in each case in the open market. The average price paid by Mr. Gittis was $16.48 per share and the average price paid by Mr. Schwartz was $17.01 per share. In addition, the Issuer granted each of the New Directors 1,781 shares of restricted Common Stock on January 2, 2004 pursuant to its director compensation policies.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of:  August 9, 2004

                                            MAFCO HOLDINGS INC.

                                            By:  /s/ Barry F. Schwartz
                                                ------------------------------
                                                Name:  Barry F. Schwartz
                                                Title: Executive Vice President
                                                       and General Counsel


                                            SGMS ACQUISITION CORPORATION

                                            By:  /s/ Barry F. Schwartz
                                                -------------------------------
                                                Name:  Barry F. Schwartz
                                                Title: Executive Vice President,
                                                       Secretary, Treasurer
                                                       and General Counsel


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